April 27, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn:	Mr. Jeffrey Lewis
Mr. Wilson Lee
Mr. Christopher Dunham
Ms. Mary Beth Breslin

Re:	Chenghe Acquisition Co. (CIK 0001856948)
Response to the Staff’s Comments on April 26, 2022
to Amendment No. 1 to the Registration Statement on Form S-1 Submitted on April 21, 2022 (File No. 333-264061)

Dear Messrs. Lewis, Lee, Dunham and Ms. Breslin:

On behalf of our client, Chenghe Acquisition Co., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the oral comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) given to Joel Rubinstein of our New York office on April 26, 2022 (the “Comments”), relating to the above-referenced amendment no.1 to the registration statement on Form S-1 submitted to the Commission on April 21, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing via EDGAR a revised Registration Statement on Form S-1 (“Revised Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of reference, we have set forth below the Comments, in bold, and the Company’s responses thereto, including cross-references to the locations in the Revised Registration Statement of the changes made in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form S-1 Submitted on April 21, 2022

Cover Page

1.	Please disclose that because the Company’s or its directors’ and officers’ tie to China, it may make the Company a less attractive partner to non-China based target companies and therefore may impact the potential of the Company to complete its initial business combination.

United States Securities and Exchange Commission

April 27, 2022

Response: The Company respectfully informs the Staff that while certain members of its board and management team are located in Hong Kong, it does not believe that this will make the Company materially less attractive as a partner for potential targets or materially limit the pool of business combination candidates. The Company has added disclosure to this effect in “Summary—Business Strategy” on page 10 of the Revised Registration Statement.

Risk Factors

2.	Given that some of the Company’s directors and officers are located in China, please expand the disclosure of the enforcement of civil liabilities to address the ability of investors to enforce civil liabilities against the directors and officers based on their specific locations.

Response: In response to the Staff’s comment, the Company has revised the disclosure in “Risk Factors—A majority of our directors and officers currently reside outside of the United States, and after our initial business combination, it is possible that all or a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States; therefore, investors may not be able to enforce federal securities laws or their other legal rights” on page 65 of the Revised Registration Statement to include a discussion of enforcement in Hong Kong.

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United States Securities and Exchange Commission

April 27, 2022

Please do not hesitate to contact Joel Rubinstein at (+1) 212-819-7642 of our New York office or via email at joel.rubinstein@whitecase.com; and Jessica Zhou at (+852) 2822-8725 of our Hong Kong office or via email at jessica.zhou@whitecase.com with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein
Joel Rubinstein

cc:	Shibin Wang, Chenghe Acquisition Co.

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